Exhibit 21

LIST OF SUBSIDIARIES OF iSUN, INC.

Name:	Jurisdiction of Incorporation/Organization:
Peck Electric Co.	Vermont
iSun Residential, Inc.	Delaware
SolarCommunities, Inc.	Vermont
iSun Industrial, LLC	Delaware
Liberty Electric, Inc.	Delaware
iSun Utility, LLC	Delaware
iSun Corporate, LLC	Delaware
iSun Energy, LLC	Delaware